Exhibit 10.2

AMENDED AND RESTATED
TAX SHARING AGREEMENT

Amended and Restated Tax Sharing Agreement (the "Agreement") dated as of November 10, 2003 by and between AnnTaylor Stores Corporation, formerly AnnTaylor Holdings Inc. ("Stores"), a Delaware corporation, and AnnTaylor, Inc. ("ATI"), a Delaware Corporation.

WHEREAS, Stores is the parent of the affiliated group, within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), including Stores, ATI, AnnTaylor Retail, Inc., Annco, Inc., AnnTaylor Distribution Services, Inc. and AnnTaylor Travel Services, Inc. (and any future subsidiary of ATI)(collectively the "Group");

WHEREAS, Stores and ATI are parties to a Tax Sharing Agreement, dated as of July 12, 1989 (the "Original Agreement");

WHEREAS, Stores and ATI desire to amend and restate the Original Agreement to update certain provisions for the payment of tax liabilities and the allocation of responsibility for the preparation and filing of tax returns.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto agree as follows:

1.   For purposes of this Agreement, the term "Taxes" means all taxes, levies or other like assessments, charges or fees, including, without limitation, income, gross receipts, excise, real or personal property, sales, use, license, capital, net worth and franchise taxes, and other governmental taxes imposed by or payable to the United States, or any state, county, local or foreign government or subdivision or agency thereof; and in each instance such term shall include any interest, penalties or additions to tax attributable to any such Tax. For purposes of this Agreement, the term "Tax Return" shall mean any report, return, declaration or other information required to be supplied to any tax authority with respect to Taxes.

2.   Stores and ATI shall elect to file a consolidated federal income Tax Return and may elect to file a consolidated or combined Tax Return in any state, local or other relevant

jurisdiction that permits such a return to be filed (collectively, the "Consolidated Tax Returns"). ATI shall cause any subsidiary of ATI to join in such elections.

3.   ATI shall prepare and file, or cause to be prepared and filed, all Consolidated Tax Returns for all taxable periods of the Group. ATI shall prepare and file, or cause any subsidiary of ATI to prepare and file, all Tax Returns required to be filed in any taxing authority that does not permit the filing of Consolidated Tax Returns or permits the filing of such returns but Stores and ATI do not elect to file such returns (collectively, the "Separate Tax Returns") for all such taxable periods, as necessary.

4.   ATI shall pay an amount equal to the Taxes shown to be due on the Consolidated Tax Returns described in Section 2 of this Agreement, on or before the date on which the payment of any such Taxes is due. Each member's portion of the tax liability of the Group shall be determined under Regulation Section 1.1552-1(a) (1) (ii) of the Internal Revenue Code of 1986, as the ratio which that portion of the consolidated taxable income attributable to each member of the group having taxable income bears to the sum of the taxable income of all the members. Any adjustment of income, deduction or credit that results after the taxable period in question by reason of any carry back, amended return, claim for refund or audit shall be given effect by re-determining the amounts payable hereunder for such taxable period and all subsequent taxable periods for which this Agreement is in effect. An adjustment, together with interest, shall be made promptly by ATI to reflect such revised treatment.

5.   ATI will pay the Taxes shown to be due on the respective Separate Tax Returns described in Section 3 of this Agreement on or before the date on which the payment of any such Taxes is due. Each member of the Group shall settle its portion of the tax liability incurred by ATI on its behalf no later than one month after the end of each fiscal quarter. This may be done by an offset to the appropriate inter-company account, or by any other acceptable means.

6.   This Agreement shall constitute the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

7.   This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

8.   This Agreement may not be superseded, cancelled, extended, modified or amended except by an agreement in writing signed by the parties.

9.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors.

10.   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF the parties hereto execute this Agreement as of the date first above written.

ANNTAYLOR STORES CORPORATION

    /s/ James Smith
By: James Smith
Title: Chief Financial Officer

ANNTAYLOR, INC.

    /s/ Sallie A. DeMarsilis
By: Sallie A. DeMarsilis
Title: VP & Controller